          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549



                     SCHEDULE 13G
                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
               PURSUANT TO RULE 13d-2(b)

                 (Amendment No.  2) *


              High Country Bancorp, Inc.
--------------------------------------------------------
                   (Name of Issuer)


                     Common Stock
--------------------------------------------------------
            (Title of Class of Securities)


                      42965Q 10 7
               ------------------------
                    (CUSIP Number)



                         N/A
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 9 pages

CUSIP NO. 42965Q 10 7           13G            Page 2 of 9 Pages


1.   NAMES OF REPORTING PERSONS:  High Country Bancorp, Inc.
     Employee Stock Ownership Plan Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     84-1450830


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
        (a)  [ ]
        (b)  [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     State of Colorado


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                        0

6.   SHARED VOTING POWER                105,800

7.   SOLE DISPOSITIVE POWER                   0

8.   SHARED DISPOSITIVE POWER           105,800

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            105,800

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.89%

12.  TYPE OF REPORTING PERSON:*  EP


         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42965Q 10 7           13G            Page 3 of 9 Pages


1.   NAMES OF REPORTING PERSONS:  Robert B. Mitchell
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
       (a)  [ ]
       (b)  [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                   4,065

6.   SHARED VOTING POWER               163,896

7.   SOLE DISPOSITIVE POWER              4,065

8.   SHARED DISPOSITIVE POWER          210,972

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                            215,037

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  18.07%

12.  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42965Q 10 7           13G            Page 4 of 9 Pages



1.   NAMES OF REPORTING PERSONS:  Timothy R. Glenn
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
        (a)  [ ]
        (b)  [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                       3,672

6.   SHARED VOTING POWER                   166,266

7.   SOLE DISPOSITIVE POWER                  3,672

8.   SHARED DISPOSITIVE POWER              213,342

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                217,014

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  18.23%

12.  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42965Q 10 7           13G            Page 5 of 9 Pages


1.   NAMES OF REPORTING PERSONS:  Philip W. Harsh
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
       (a)  [ ]
       (b)  [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                20,008

6.   SHARED VOTING POWER             150,384

7.   SOLE DISPOSITIVE POWER           20,008

8.   SHARED DISPOSITIVE POWER        197,460

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                         217,468

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  18.27%

12.  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42965Q 10 7           13G            Page 6 of 9 Pages


1.   NAMES OF REPORTING PERSONS:  Richard A. Young
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
       (a) [ ]
       (b) [X]


3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                      650

6.   SHARED VOTING POWER                158,846

7.   SOLE DISPOSITIVE POWER                 650

8.   SHARED DISPOSITIVE POWER           205,922

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            206,572

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  17.36%

12.  TYPE OF REPORTING PERSON:*  IN


         * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                               Page 7 of 9 Pages


          Securities and Exchange Commission
                Washington, D.C.  20549


ITEM 1(a) NAME OF ISSUER.
     High Country Bancorp, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     130 W. 2nd Street
     Salida, Colorado 81201-0309

ITEM 2(a) NAME OF PERSON(S) FILING.
     High Country Bancorp, Inc. Employee Stock Ownership Plan
Trust ("ESOP"), and the following individuals who serve as its trustees: Robert B. Mitchell, Timothy R. Glenn, Philip W. Harsh and Richard A. Young.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(c) CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d) TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $.01 per share.

ITEM 2(e)      CUSIP NUMBER.
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
          OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS
          A:

     (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     If this statement is filed pursuant to Rule 13d-1(c),
     check this box.   [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                               Page 8 of 9 Pages

ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:   [  ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.
     The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                               Page 9 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGH COUNTRY BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


     /s/ Robert B. Mitchell                    February 9, 2000
     ------------------------------            -----------------
     Robert B. Mitchell, as Trustee            Date


     /s/ Timothy R. Glenn                      February 9, 2000
     ------------------------------            -----------------
     Timothy R. Glenn, as Trustee              Date


     /s/ Philip W. Harsh                       February 9, 2000
     ------------------------------            -----------------
     Philip W. Harsh, as Trustee               Date


     /s/ Richard A. Young                      February 9, 2000
     ------------------------------            -----------------
     Richard A. Young, as Trustee              Date


/s/ Robert B. Mitchell                         February 9, 2000
-------------------------------------          -----------------
Robert B. Mitchell, as an Individual           Date
   Stockholder


/s/ Timothy R. Glenn                           February 9, 2000
-------------------------------------          -----------------
Timothy R. Glenn, as an Individual             Date
   Stockholder


/s/ Philip W. Harsh                            February 9, 2000
-------------------------------------          -----------------
Philip W. Harsh, as an Individual              Date
   Stockholder


/s/ Richard A. Young                           February 9, 2000
-------------------------------------          -----------------
Richard A. Young, as an Individual             Date
   Stockholder